SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. ___)*


                         SUNRISE REAL ESTATE GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0. 01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                     86770K
                                 (CUSIP Number)

                                  Wang Wen Yan
           Suite 701, No. 333, Zhaojiabang Road, Shanghai, PRC 200032

                                + 86-21-6422-0505

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                April 22nd, 2010
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 86770K

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Robert Lin Investments Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Samoa
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,511,400
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,511,400
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,511,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,511,400 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

CUSIP No.: 86770K

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     ACE Develop Properties Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     None
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,511,400
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,511,400
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,511,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,511,400 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, par value $0. 01 per share (the "Common Stock"), of Sunrise Real Estate Group, Inc., a Texas corporation (the "Company" or the "Issuer"), with its principal executive offices located at Suite 701, No. 333, Zhaojiabang Road, Shanghai, PRC 200032.

ITEM 2. Identity and Background.

      (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) Robert Lin Investments Inc., a Samoa corporation, Suite 701, No. 333, Zhaojiabang Road, Shanghai, PRC 200032 and (2) ACE Develop Properties Limited a British Virgin Island corporation, Suite 701, No. 333, Zhaojiabang Road, Shanghai, PRC 200032. Lin, Chao-Chin, a citizen of Taiwan, is the sole shareholder and chief executive officer of Robert Lin Investments Inc. and a Director and Senior Vice President of the Company. Lin, Chi-Jung, a citizen of Taiwan, is the sole shareholder and chief executive officer of ACE Develop Properties Limited and a Director, President and CEO of the Company.

      The principal business of each of Robert Lin Investments Inc. and ACE Develop Properties Limited is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account.

      (d)-(e) During the last five years, neither of the Reporting Persons nor Lin, Chao-Chin or Lin, Chi-Jung, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

      On April 22, 2010, ACE Develop Properties Limited agreed to transfer one-half of its holdings, 4,511,400 shares, to Robert Lin Investments, Inc. for a purchase price of $0.

ITEM 4. Purpose of Transaction.

To compensate Mr. Lin for outstanding services of job performance rendered since founding the company.

ITEM 5. Interest in Securities of the Issuer.

      (a) and (b)Robert Lin Investments Inc. is the record and beneficial owner of 4,511,400 shares of common stock of the Company and has sole voting and dispositive rights with respect to such shares. ACE Develop Properties Limited is the record and beneficial owner of 4,511,400 shares of common stock of the Company and has sole voting and dispositive rights with respect to such shares.

      (c) Except as provided in Item 4, no transactions in the common stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, Lin, Chao-Chin or Lin, Chi-Jung, in the last sixty (60) days.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except as disclosed in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits.

Exhibit No.       Document

1.                None



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/28/10, 2010
       -------------

Robert Lin Investments Inc.


By: /s/ Lin Chao Chin
    -----------------
    Lin, Chao-Chin


ACE Develop Properties Limited

By: /s/ Lin Chi- Jung
    -----------------
    Lin, Chi-Jung

                                  EXHIBIT INDEX

Exhibit No.     Document

1. Identify any written agreement between or among Robert Lin Investments and ACE Develop or between Lin, Chao-Chin and Lin, Chi-Jung.

                None.